


82-230

March 15, 2005

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of Notice of Convocation of Extraordinary General Meeting of Shareholders and the Class Meeting of Common Shareholders (Translation), in order to implement the financial restructuring based on Daiei' s Business Revitalization Plan, which we informed you on December 28, 2004.

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

(TRANSLATION)

March 15, 2005

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND THE CLASS MEETING OF COMMON SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the extraordinary general meeting of Shareholders (the "Extraordinary General Meeting of Shareholders") and the meeting of the shareholders of the class of common shares ("Class Meeting of Common Shareholders") will be held as described below.

The agenda of the Extraordinary General Meeting of Shareholders includes the matters concerning the reverse stock split of common shares, the matter concerning the change of the condition for conversion of the Class D (1) preferred shares, the matter concerning the change of the condition for conversion of the Class D (2) preferred shares, the matter concerning the partial amendment to the Articles of Incorporation and the matter concerning the issuance of new shares by the third party allotment. As these matters are subject to the approval of the Class Meeting of Common Shareholders pursuant to Articles 345 and 346 of the Commercial Code of Japan, the Class Meeting of Common Shareholders will also be held in conjunction with the Extraordinary General Meeting of Shareholders.

Moreover, the meetings of the holders of the Class A preferred shares, the holders of the Class B preferred shares, the holders of the Class D (1) preferred shares, the holders of the Class D (2) preferred shares, the holders of the Class E preferred shares, the holders of the Class F Preferred shares and the holders of the Class G preferred shares will respectively be held for their approvals required under the Commercial Code of Japan.

In case you are unable to attend the meetings on that day, you may exercise your voting right(s) by submitting a voting instruction card. In that case, please indicate your approval or disapproval on each of the enclosed proxy forms by affixing your signature to the proxy forms after reviewing the reference materials annexed hereto, and send them back to us by March 29, 2005.

Your attendance is cordially requested.

Yours very truly,

Toshio Hasumi
President

(TRANSLATION)

The Daiei, Inc.
1-1, Minatojima Nakamachi 4-chome
Chuo-ku, Kobe, Hyogo 650-0046, Japan

1. **Date of the Meeting**: Wednesday, March 30, 2005, at 10:00 A.M.

2. **Place of the Meeting**: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 6-3, Kouji-dai 5-chome
   Nishi-ku, Kobe
   Hyogo 651-2273, Japan

3. **Agenda of the Meeting**:

**[THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS]**

**ITEMS FOR RESOLUTION**

**Item No. 1**: Matters concerning the capital reduction and the cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares without payment to the shareholders in conjunction with the capital reduction

**Item No. 2**: Matter concerning the reverse stock split of common shares

**Item No. 3**: Matter concerning the change of the condition for conversion of the Class D (1) preferred shares

**Item No. 4**: Matter concerning the change of the condition for conversion of the Class D (2) preferred shares

**Item No. 5**: Matter concerning the partial amendment to the Articles of Incorporation

**Item No. 6**: Matter concerning the issuance of new shares by the third party allotment

**Item No. 7**: Matter concerning the appointment of four directors

The details of each item are described on page 6 to page 18 of "Reference Material for the Exercise of Voting Rights"

## 【THE CLASS MEETING OF COMMON SHAREHOLDERS】

**ITEMS FOR RESOLUTION**

**Item No. 1**: Matter concerning the reverse stock split of common shares

**Item No. 2**: Matter concerning the change of the condition for conversion of the Class D (1) preferred shares

**Item No. 3**: Matter concerning the change of the condition for conversion of the Class D (2) preferred shares

**Item No. 4**: Matter concerning the partial amendment to the Articles of Incorporation

**Item No. 5**: Matter concerning the issuance of new shares by the third party allotment

The details of each item are described on page 19 to page 29 of "Reference Material for the Exercise of Voting Rights"

---

----Note: When attending the meetings, please present the enclosed proxy forms at the reception desk.

(TRANSLATION)

To Our Shareholders

It is regrettable that we have to burden our shareholders when Daiei Group asked for the assistance from the Industrial Revitalization Corporation of Japan (the "IRCJ") and the tremendous cooperation from our shareholders upon the implementation of the Business Revitalization Plan for the Daiei Group's revitalization.

We had been undergoing reform including measures for financial restructuring. Despite positive results from such reforms, however, Daiei still has excessive debt obligations outstanding. Meanwhile, the retail business, which is our core business, has not significantly regained the selling power and the lower profitability is a problem of concern due to the deterioration of the overall business environment and other factors. In order to improve our situation and overcome the difficulties by using concerted efforts, we formulated a new business revitalization plan (the "Business Revitalization Plan") which contemplates concentrating our management resources on core businesses after implementing "mop-up restructuring" including a full withdrawal from our non-core businesses and an immediate implementation of asset-impairment accounting. It is further intended in the Business Revitalization Plan that approximately 500 billion yen worth of loss is expected as a part of the "mop-up restructuring," and in addition to a new equity investment in Daiei by a sponsor (or sponsors) together with the assistance from the IRCJ, proceeds of which will be used to increase the profitability of our core business and improve our financial situation, financial support including debt forgiveness will be requested from the financial institutions.

Following the financial support requested in the "Revised Three-Year Restoration Program" in November 2000 and the financial support requested in the "New Three-Year Restoration Program" announced in February 2002, this will in fact be the third time we request financial support from various financial institutions. With the changing financial environment, it is difficult for us to request financial support from within the traditional framework. Furthermore, it is necessary this time to smoothly and speedily coordinate among the interests of the various interested parties on the one hand and secure the viability of implementing the Business Revitalization Plan, the transparency of the process and the fairness of the financial support on the other hand. For these reasons, after consulting with UFJ Bank, Mizuho Corporate and Sumitomo Mitsui, The Daiei, Inc. ("Daiei") and its eleven group companies (JUJIYA Co., Ltd ("JUJIYA"), Canal City OPA, NAKAGO, The Sakae, Inc., Kyushu Supermarket Daiei, Japan Distribution Leasing Corporation, Urayasu Central Development, Orange Estate, Sality Foods, Daily Top, and Kobe Seishin Oriental Development Co., LTD.) applied to the IRCJ for its assistance and obtained the IRCJ's approval of the application for such assistance on December 28, 2004.

We will employ our efforts to clear our excessive debts and as a Group, achieve the goals established in the Business Revitalization Plan by improving the profitability of our retail

businesses through an expansion of chain with a primary focus on supermarkets and an investment in renovation of existing stores.

The outline of the Business Revitalization Plan is as follows:

1. Basic policy

We will eliminate four causes of the current adverse situation, "owning assets (instead of leasing)," "adhering to nationwide deployment," "business diversification and expansion policy," and "excessive reliance on low price policies." At the same time, our organizational structure and personnel system will be reviewed and the financial restructuring will be implemented. Together with the sponsor(s) and the IRCJ, we will rehabilitate our business.

2. Restructuring of operational portfolio

We have categorized the continuing businesses and businesses to be sold based upon their synergy with the retail business identified as our core business and their profitability.

In the core business of retail, which is the continuing business, the basic policy is to discontinue the "owning assets (instead of leasing)" and "adhering to nationwide deployment" policies. We will close underperforming stores, reduce unprofitable self-operated sales floors and look for tenants (not belonging to the Group) to occupy empty spaces resulting from closing the self-operated sales floors. We will make investments in large-scale renovation of our GMS stores and our information system. In addition, we will aggressively open stores focusing on supermarkets in the Tokyo Metropolitan area and the Kinki area.

In principle, we will sell businesses to be sold so as to maintain and improve the value of the Group.

3. Reform of organizational operations system

The organizational operations system will be reformed so that the vitality of our employees, which was weakened through prolonged corporate downsizing, will be restored and all employees will work to increase the level of customer satisfaction.

In principle, the headquarters function will be streamlined. At the same time, motivated and talented members will be promoted to managerial positions in order to implement the store-oriented reformation.

Directors dispatched from the sponsor(s) and the IRCJ, who will be new shareholders, will be accepted into our management. A new management system will evolve through these measures.

4. Financial restructuring

In implementing the Business Revitalization plan, it is expected to post approximately 500 billion yen loss in the term ending February 2005 as a result of the immediate implementation of asset-impairment accounting and the closure of stores, etc., as well as other restructuring activities

within the Group. We will measurably improve our financial condition through debt forgiveness as well as the financial restructuring such as capital reduction and capital increase.

(1) We are requesting the financial institutions including the three main banks to grant forgiveness of approximately 405 billion yean of debts including the debts owed to the financial institutions by the eleven companies that are subject to the IRCJ's assistance after we have implemented debt assumptions of these debts.

(2) In order to prepare for the compensation for the expected loss at the term ending February 2005 caused by the implementation of the Business Revitalization Plan, we will reduce the capital of 119,010,560,000 yen out of 119,510,560,000 yen. (After the reduction, our capital will be 500 million yen.)

(3) In conjunction with the capital reduction, the issued Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares will be cancelled with no payment made to their holders.

(4) We will implement a reverse stock split of common shares and consolidating ten common shares into one common share. Accordingly, the number of common shares constituting one voting unit will be reduced from 500 to 50.

(5) The issued Class D (1) preferred shares and Class D(2) preferred shares will be converted into common shares after the provisions of the Articles of Incorporation regarding the Class D preferred shares and the conditions for conversion of the Class D preferred shares have been amended. The common shares to be issued as a result of such conversion will be consolidated in accordance with paragraph (4) above.

(6) Daiei will receive an equity investment of more than 110 billion yen (i.e., 40 billion yen through a debt-equity-swap) from the sponsor(s) and the IRCJ in the form of common shares and a new class of shares. It is contemplated that, upon the completion of a series of corporate restructurings, the sponsor(s) and the IRCJ will respectively hold approximately one-third of the total voting rights, and we will achieve "selection and concentration" under their involvement in our management.

(7) After JUJIYA, our subsidiary company, has eliminated its excessive debts through necessary methods, we will implement a share exchange whereby JUJIYA will become a wholly-owned subsidiary of ours.

    For the implementation of the share exchange, we will apply for an approval of the business restructuring plan under the Industrial Revitalization Law and, in accordance with the said Law, without obtaining the approval of the general meeting of shareholders, both companies will approve the share exchange by a resolution of the board of directors . The share exchange ratio has been determined based on the number of shares after the completion of the overall financial restructurings of Daiei including the reverse stock split. It is planned that 0.043 common share of Daiei will be allocated to a shareholder of JUJIYA having one common share of JUJIYA.

With the above measures and the financial support, the financial structure will be improved and we expect that the excessive debts will be eliminated at the term ending February 2006. With these efforts, we believe we will be able to establish the foundation for the improvement of the profitability in the core retail business.

We would like to ask all of our shareholders to understand the purpose of the Business Revitalization Plan and approve each agenda, which are inevitable to the revitalization of the Daiei Group and presented to this Extraordinary General Meeting of Shareholders and the Class Meeting of Common Shareholders.

(TRANSLATION)

【The Extraordinary General Meeting of Shareholders】

**REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS**

**1. Total Number of Voting Rights of All Shareholders** 974,909

**2. Items for Resolution and Supplemental Information**

**Conditions that equally apply to Items No. 1 through No. 6.**

**In addition to the conditions individually set forth in each item, items from No. 1 through No. 6 are all subject to the conditions that (i) all of these items be approved at this Extraordinary General Meeting of Shareholders, (ii) at the Class Meeting of Common Shareholders, item No.1 (matters concerning the reverse stock split), item No. 2 (matter concerning the change of the condition for conversion of the Class D(1) preferred shares), item No. 3 (matter concerning the change of the condition for conversion of the Class D(2) preferred share), item No. 4 (matter concerning the partial amendment to the Articles of Incorporation) and item No. 5 (matter concerning the issuance of new shares by the third party allocation) be approved, and (iii) the approvals of the holders of the Class A preferred shares, the holders of Class B preferred shares, the holders of the Class D (1) preferred shares, the holders of the Class D (2) preferred shares, the holders of the Class E preferred shares, the holders of the Class F preferred shares and the holders of the Class G preferred shares at the class meetings (or in writing) be respectively obtained as required under the Commercial Code of Japan. The items from No. 1 through No. 6 will be put into practice when all these approvals are obtained.**

**Item No. 1** Matters concerning the capital reduction and the cancellation of shares with no payment made to the holders of the Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares in conjunction with the capital reduction

1. Reasons for the capital reduction and the cancellation of the stock with no payment made to the shareholders.

In order to revitalize the Daiei Group, we have formulated the Business Revitalization Plan (the "Business Revitalization Plan"). We are planning to conduct "mop-up restructuring" through a complete withdrawal from the non-core businesses and an immediate

implementation of asset-impairment accounting and to concentrate the management resources to the core business to fundamentally improve the profitability. In order to prepare for the compensation for a part of the loss which will be generated as a result of the implementation of these measures, we propose to implement the capital reduction as described below.

In conjunction with the capital reduction, in order to reduce the burden resulting from future payment of dividends and the normalization of the number of the issued shares, the Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares are to be cancelled with no payment made to the holders thereof.

2. Details of the capital reduction and the cancellation of shares with no payment made to the shareholders

(1) Details of the capital reduction
The amount of our capital will be reduced from 119,510,560,000 yen to 500,000,000 yen by 119,010,560,000 yen with no payment made to the shareholders.

(2) Details of the cancellation of the shares with no payment made to the shareholders
All of the Class A preferred shares (4,500,000 shares), Class B preferred shares (4,500,000 shares), Class E preferred shares (50,000,000 shares), Class F preferred shares (80,000,000 shares) and Class G preferred shares (50,000,000 shares) will be cancelled with no payment made to the shareholders.

(3) The board of directors will decide other details of the capital reduction and the cancellation of shares.

**Item No. 2** Matter concerning the reverse stock split of common shares

1. Reason for the reverse stock split

In implementing the Business Revitalization Plan, the reverse stock split of common shares will be conducted for the purpose of the normalization of the future total number of the issued common shares.

In order to avoid the fluctuation of the number of the voting right(s) etc. held by the holders of the common shares due to the reverse stock split, we will change the number of shares constituting one share unit from 500 to 50 at the same time when the reverse stock split becomes effective.

2. Method for the reverse stock split

Subject to the condition that the Class D (1) preferred shares and Class D (2) preferred shares are converted into common shares after the amendment to the Articles of Incorporation set forth in item No. 5-1 and the change of the condition for conversion set forth in items No. 3 and 4, ten common shares will be consolidated into one common share. Other details will be decided by the board of directors.

**Item No. 3** Matter concerning the change of the condition for conversion of the Class D (1) preferred shares

1. Reason for the change

We propose to change the condition for conversion of the Class D (1) preferred shares in order to convert the Class D (1) preferred shares to common shares at an early stage. The change of the condition for conversion, which constitutes the terms of the Class D (1) preferred shares, should be treated in the same manner as the amendment to the Articles of Incorporation. Therefore, the change of the condition for conversion is presented to this Extraordinary General Meeting of Shareholders for its approval. If and when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in item No. 5-1 and the change of the condition for conversion set forth in this item No. 3), the Class D (1) preferred shares will mandatorily be converted into common shares with the resolution of the board of directors.

2. Details of the change

The condition for conversion (set forth on the sheet of the terms and conditions decided at the time of the issuance (the "Term Sheet")) of the Class D (1) preferred shares will be changed as follows:

(Changes shown underlined)

| Before the change | After the change |
|---|---|
| (The Term Sheet of the Class D (1) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[omitted]<br>・"The adjustment day of the annual | (The Term Sheet of the Class D (1) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[same as at present]<br>・"The adjustment day of annual |

| | |
|---|---|
| percentage rate" is March 1, 2003, and every March 1 until March 1, 2009. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[omitted] | percentage rate" is March 1, 2003, and every March 1 until March 1, 2005. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[same as at present] |
| 10. Right of conversion into common shares<br>(1) Exercisable period<br>From August 22, 2005 (Monday) to July 24, 2009 (Friday).<br>(2) Condition for conversion<br>The Class D (1) preferred shares may be converted into the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share after December 19, 2002.<br>ii. Modification of conversion price<br>[omitted]<br>iii. Adjustment of conversion price<br>[omitted]<br>iv. Number of Common Shares to be issued upon conversion<br>[omitted]<br>(3) Simultaneous conversion into Common Shares (mandatory conversion clause)<br>All of the Class D (1) preferred shares with respect to which no request for conversion is made until July 24, 2009 shall be converted, as of the day which is determined by the board of directors and no later than August 31, 2009, into | 10. Right of conversion into common shares<br>(1) Exercisable period<br>From March 30, 2005 (Wednesday) to March 31, 2005 (Thursday).<br>(2) Condition for conversion<br>The Class D (1) preferred shares may be converted into to the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share.<br><br>[to be deleted]<br><br>[to be deleted]<br><br>ii. Number of Common Shares to be issued upon conversion<br>[same as at present]<br>(3) Simultaneous conversion to Common Shares (mandatory conversion clause)<br>All of the Class D (1) preferred shares with respect to which no request for conversion is made until March 31, 2005 shall be converted, as of the day which is determined by the board of directors and no later than May 30, 2005, into |

| | |
|---|---|
| the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by the average of the closing prices (including the closing bid or offered price) (regular way) of the Common Shares on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to July 25, 2009 ("Simultaneous Conversion Day"). The average shall be obtained by calculating down to the tenth of 1 yen and thereafter rounding upward to the to the nearest 1 yen. If such average falls below the minimum conversion price, the Class D (1) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by such minimum conversion price. If such average is more than the conversion price effective as of July 24th, 2009 ("Maximum Conversion Price"), the Class D (1) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by the Maximum Conversion Price. However, if the conversion price is adjusted in accordance with the adjustment clause described above prior to the Simultaneous Conversion | the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by 220.90 yen. Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. |

| | |
|---|---|
| Day, the minimum conversion price and the Maximum Conversion Price shall also be adjusted in the same manner.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. | |

**Item No. 4** Matter concerning the change of the condition for conversion of the Class D (2) preferred shares

1. Reason for the change

We propose to change the condition for conversion of the Class D (2) preferred shares in order to convert the Class D (2) preferred shares to the common shares at an early stage. The change of the condition for conversion, which constitutes the terms of the Class D (2) preferred shares, should be treated in the same manner as the amendment to the Articles of Incorporation. Therefore, the change of the condition for conversion is presented to this Extraordinary General Meeting of Shareholders for its approval. If and when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in item No. 5-1 and the change of the condition for conversion set forth in this item No. 4), the Class D (1) preferred shares will mandatorily be converted into the common shares with the resolution of the board of directors.

2. Details of the change

The conditions for conversion (set forth on the sheet of the terms and conditions decided at

the time of the issuance (the "Term Sheet")) of the Class D (2) preferred share will be changed as follows:

(Changes shown underlined)

| Before the change | After the change |
| --- | --- |
| (The Term Sheet of the Class D (2) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[omitted]<br>• "The adjustment day of the annual percentage rate" is March 1, 2003, and every March 1 until March 1, 2009. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[omitted] | (The Term Sheet of the Class D (2) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[same as at present]<br>• "The adjustment day of annual percentage rate" is March 1, 2003, and every March 1 until March 1, 2005. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[same as at present] |
| 10. Right of conversion into common shares<br>(1) Exercisable period<br>From August 21, 2006 (Monday) to July 24, 2009 (Friday).<br>(2) Condition for conversion<br>The Class D (2) preferred shares may be converted into the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share after December 19, 2002.<br>ii. Modification of conversion price<br>[omitted]<br>iii. Adjustment of conversion price<br>[omitted]<br>iv. Number of Common Shares to be issued upon conversion | 10. Right of conversion into common shares<br>(1) Exercisable period<br>From March 30, 2005 (Wednesday) to March 31, 2005 (Thursday).<br>(2) Condition for conversion<br>The Class D (2) preferred shares may be converted into to the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share.<br>[to be deleted]<br>[to be deleted]<br>ii. Number of Common Shares to be issued upon conversion |

| [omitted] | [same as at present] |
|---|---|
| (3) Simultaneous conversion into Common Shares (mandatory conversion clause)<br>All of the Class D (2) preferred shares with respect to which no request for conversion is made until July 24, 2009 shall be converted, on the day which is determined by the board of directors and no later than August 31, 2009, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by the average of the closing prices (including the closing bid or offered price) (regular way) of the Common Shares on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to July 25, 2009 ("Simultaneous Conversion Day").<br>The average shall be obtained by calculating down to the tenth of 1 yen and thereafter rounding upward to the to the nearest 1 yen. If such average falls below the minimum conversion price, the Class D (2) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by such minimum conversion price. If such average is more than the conversion price effective as of July 24, 2009 ("Maximum Conversion Price"), the Class D (2) preferred shares shall be | (3) Simultaneous conversion to Common Shares (mandatory conversion clause)<br>All of the Class D (2) preferred shares with respect to which no request for conversion is made until March 31, 2005 shall be converted, on the day which is determined by the board of directors and no later than May 30, 2005, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by 220.90 yen.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. |

| | |
|---|---|
| converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by the Maximum Conversion Price. However, if the conversion price is adjusted in accordance with the adjustment clause described above prior to the Simultaneous Conversion Day, the minimum conversion price and the Maximum Conversion Price shall also be adjusted in the same manner.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. | |

**Item No. 5** Matter concerning the partial amendment to the Articles of Incorporation

In order to prepare for the implementation of items No. 1 through 4 and No. 6, the current Articles of Incorporation will be partially amended as set forth in the "I Final draft of the Amended Articles of Incorporation" (page 1 to page 16) of the appendix "Details of the Amendment to the Articles of Incorporation." Followings are the details of the partial amendments and additional amendments in relation to the items above.

1. Partial amendment to the Articles of Incorporation in relation to the Class D preferred shares

(1) Reason for the amendment

In order to convert the Class D preferred shares to common shares at an early stage, we propose to amend Article 10-3 (Class D preferred shares) of our Articles of Incorporation in order to prepare for the change of the condition for conversion of the Class D (1) preferred shares and Class D (2) preferred shares which is presented as items No. 3 and No. 4 for the approval of this Extraordinary General Meeting of Shareholders. If and

when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in this item No. 5-1 and the change of the condition for conversion set forth in items No. 3 and No. 4), all of the Class D (1) preferred shares and the Class D (2) preferred shares will mandatorily be converted into the common shares with the resolution of the board of directors.

(2) Details of the amendment

Please refer to item No. 1 of the "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 17 to page 18).

2. Partial amendment to the Articles of Incorporation in relation to the conversion of the Class D preferred shares into common shares

(1) Reason for the amendment

If and when the Articles of Incorporation are amended as set forth in item No. 5-1 and the condition for conversion of the Class D preferred shares is changed as set forth in items No. 3 and No. 4, all of the Class D (1) preferred shares and the Class D (2) preferred shares will mandatorily be converted into the common shares by May 30, 2005 after completing necessary procedures. Accordingly, we request to amend Article 5 (total number of shares), to delete the term of the Class D preferred shares from Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one unit) and Article 10-7 (priority), to eliminate the full text of Article 10-3 (Class D preferred shares) and to amend other relevant provisions. For these purposes, we propose to additionally amend the Articles of Incorporation as set forth in (2) below after the amendment set forth in item No. 5-1.

The amendment to the Articles of Incorporation set forth in (2) below will become effective subject to the condition that all of the Class D (1) preferred shares and the Class D (2) preferred shares are converted into the common shares.

(2) Details of the amendment

Please refer to item 2 of "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 18 to page 22).

3. Partial amendment to the Articles of Incorporation in relation to the reverse stock split of common shares, the cancellation of the preferred shares and the issuance of the Class *Koh* shares

(1) Reason of the amendment

In order to prepare for the cancellation of all of the Class A, Class B, Class E, Class F and Class G preferred shares in accordance with item No. 1, after the amendment to the Articles of Incorporation set forth in item 5-2 above, we request to delete the term of the preferred shares from Article 5 (total number of shares) and Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one unit), to eliminate the full text of Articles 10 through 10-6 and to amend other relevant provisions. In addition, for the preparation of the reverse stock split of the common shares in accordance with item No.2, we request to add the necessary amendment to Article 5 (total number of shares) and to amend Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one share unit) to change the number of common shares constituting one share unit from 500 to 50. Moreover, in order to prepare for the issuance of new shares by the third party allotment in accordance with item No. 6, we request to add the necessary amendment. For these purposes, we propose to additionally amend the Articles of Incorporation as set forth in (2) below after the amendment set forth in items No. 5-1 and No. 5-2.

The amendment to the Articles of Incorporation set forth in (2) below will become effective subject to the condition that both of the reverse stock split and the cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares become effective.

(2) Details of the amendment

Please refer to item 3(1) of "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 23 to page 25).

The cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares in accordance with item No. 1 and the reverse stock split of common shares in accordance with item No. 2 are scheduled to become effective on the same day. However, in the event that the cancellation of the preferred shares becomes effective after the reverse stock split of common shares becomes effective, the contents of the Articles of Incorporation will be amended in the order set forth in item 3(2) of "II Contents of the Individual Amendment to the Articles of Incorporation"

of the appendix "Details of the Amendment to the Articles of Incorporation" (page 26). In this event, the amendment set forth in item 3(2) of "II Contents of the Individual Amendment to the Articles of Incorporation" will become effective when the reverse stock split becomes effective, and then the amendment set forth in item 3(1) of "II Contents of the Individual Amendment to the Articles of Incorporation" will become effective when the cancellation of the preferred shares becomes effective.

**Item No. 6** Matter concerning the issuance of new shares by the third party allotment

1. Details of the issuance of new shares

(1) Type of shares

Common shares and Class *Koh* shares

(2) Upper limit of the new shares to be issued

33,244,650 shares for the common shares and 99,733,950 shares for the Class *Koh* shares

(3) Issuance price

1,113 yen for one common share and 752 yen for one Class *Koh* share.

(4) Maximum of the total amount of the issuance price

37,001,295,450 yen for the common shares and 74,999,930,400 yen for the Class *Koh* shares

(5) Allotment

It will be implemented by the third party allocation. The new shares will be allotted to the Industrial Revitalization Corporation of Japan (the "IRCJ") and the sponsor(s) that are selected through the bid process managed by Daiei and the IRCJ. The details of the allotment are as follows:

To the sponsor(s): 33,244,650 common shares
33,244,650 Class *Koh* shares

(In the event that there are two sponsors or more, the allocations among the sponsors will be decided based upon an agreement between Daiei and the sponsors.

To the IRCJ: 66,489,300 Class *Koh* shares

(The issuance price of the shares to be allotted to the IRCJ in the amount of approximately 40 billion yen will be paid by the payment-in-kind (i.e., the debt-equity-swap).)

However, 33,244,650 common shares and 33,244,650 Class *Koh* shares to be allotted to the sponsor(s) may be allotted to the IRCJ instead of the sponsor(s). In this event, notwithstanding the description in (3) and (4) above, the terms and conditions of the issuance will be as follows:

Issuance price: 1,053 yen for one common share and 752 yen for one Class *Koh* share

Maximum of the total amount of the issuance price: 35,006,616,450 yen for the common shares and 74,999,930,400 yen for the Class *Koh* shares

The common shares and the Class *Koh* shares will be issued at one time or multiple times within one year from the resolution of this Extraordinary General Meeting of Shareholders after the conversion of the Class D (1) preferred shares and the Class D (2) preferred shares into the common shares following the amendment to the Articles of Incorporation set forth in item No. 5-3 and the change of the condition for conversion set forth in items No. 3 and No. 4, the capital reduction set forth in item No. 1 and the mandatory cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares without payment to the holders thereof, and the reverse stock split set forth in item No. 2 become effective.

(6) Contents of Class *Koh* shares

The contents of the Class *Koh* shares are described in "(2) Details of the amendment" of item No. 5-3. The major terms of the conversion right are as follows:

Ⅰ. Conversion rights

The Class *Koh* share may be converted into one common share on the following terms and at the conversion price set forth below.

(1) Period during which a request for conversion may be made
    Any time after May 10th, 2007

(2) Condition for conversion
  ① Initial conversion price
      752 yen
  ② Adjustment of conversion price
    (a) On and after the next day of the issuance date of the Class *Koh* shares and upon the occurrence of any event set forth below, the conversion price will be adjusted to the price calculated in accordance with the following formula

(the "Conversion Price Adjustment Formula"). The conversion price after adjustment will be applied in accordance with the terms set forth below.

Adjustment Formula of Conversion Price: Conversion price after adjustment = conversion price before adjustment * ((number of issued common shares + ((number of common shares to be newly issued or sold * issuance or sale price of common shares to be newly issued or sold per one share)/market price per one share))/(number of issued common shares + number of shares to be newly issued or sold))

(i) In the event that Daiei issues new common shares or sells common shares held by itself at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below (excluding the issuance or transfer of shares due to the conversion of the securities to be converted or convertible into the common shares of Daiei or the exercise of stock acquisition rights (including the rights attached to bonds with stock acquisition rights) the holder of which could request to deliver the common shares), the conversion price after adjustment will apply on and after the day immediately following the closing date of issuance or sale or, in the case of allotment to shareholders for offerings, the date specified for such allotment.

(ii) In the event that Daiei issues the securities to be converted or convertible into the common shares of Daiei at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below, or the stock acquisition rights or the bonds with stock acquisition rights) the holder of which could request to deliver the common shares at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below, the conversion price after adjustment will be calculated by applying the Adjustment Formula of Conversion Price *mutatis mutandis* to this event on the premise that the securities or stock acquisition rights or bonds with stock acquisition rights are all converted at the initial conversion price or exercised at the initial exercise price. The conversion price after adjustment will apply on and after the day immediately following the closing date of issuance of securities, stock acquisition rights or bonds with stock acquisition rights (in the case of the free issuance of stock acquisition rights, the issuance date of stock acquisition rights) or, in the case of

allotment to shareholders for offerings, the date specified for such allotment.

(b) (i) In calculating in accordance with the Adjustment Formula of Conversion Price, the number shall be obtained by calculating down to the second decimal place and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredth of 1 yen being disregarded.

(ii) The market price used in the Adjustment Formula of Conversion Price shall be the average of the closing prices of the common shares of Daiei on the Tokyo Stock Exchange for each of the 30 trading days commencing on the 45th trading day prior to the date on which the conversion price after adjustment becomes effective (the average shall be obtained by calculating down to the second decimal place and thereafter rounding upward to the nearest tenth of 1 yen). If any event that requires the adjustment of the conversion price occurs during the period from the 45th trading day prior to the date on which the conversion price after adjustment becomes effective to such date, the conversion price after adjustment will be further adjusted in accordance with (a) above.

(iii) The conversion price before adjustment used in the Adjustment Formula of Conversion Price shall be the conversion price effective as of the day immediately preceding the date on which the conversion price after adjustment becomes effective. The number of the issued common shares used in the Adjustment Formula of Conversion Price shall be, where a date is specified for the allotment to shareholders, the number of the issued common shares of Daiei on such date minus the number of the common shares of Daiei held by itself on such date, or if no such date exists, the number of the issued common shares of Daiei on the day one month prior to the date on which such conversion price after adjustment becomes effective minus the number of the common shares of Daiei held by itself on such day.

(c) In the event that the difference between the conversion prices before adjustment and after adjustment calculated by the Adjustment Formula of Conversion Price is less than 1 yen, the conversion price will not be adjusted. However, if any event that requires adjustment of the conversion price occurs thereafter, such difference shall be deducted from the conversion price after adjustment.

(d) In addition to the cases where the adjustment of the conversion price in

accordance with the formula set forth in (a) above is required, upon the occurrence of any of the following events, the conversion price will be changed to the price which Daiei's board of directors determines to be appropriate.

(i) In the event that the conversion price needs to be adjusted due to merger, share exchange (excluding the share exchange scheduled to be implemented by Daiei and Jujiya whereby Jujiya will become Daiei's wholly owned subsidiary and 0.043 common share of Daiei will be allocated to one common share of Jujiya on June 1, 2005 (such date may be changed)), share transfer, company split or capital reduction.

(ii) In the event that the conversion price needs to be adjusted due to the occurrence of any of other events which lead to the change or possible change in the number of the common shares of Daiei.

(iii) In the event that two or more events which require adjustment of conversion price occur closely, and in calculating the market price used to adjust the conversion price due to one event, the impact of other events needs to be considered.

③ Number of common shares to be issued upon conversion

The number of the common shares of Daiei to be issued upon the conversion of the Class *Koh* share shall be determined as follows:

Number of common shares to be issued upon conversion = Total issuance price of Class *Koh* shares presented by holders of Class *Koh* share for conversion request / conversion price

Fraction of one share obtained as a result of calculating the number of the common shares to be issued upon conversion, if any, shall be treated in the manner pursuant to the provisions of Article 220 of the Commercial Code of Japan.

II Treatment of conversion during fiscal year

For the purpose of the calculation of the first payment of dividends or interim dividends for the common shares issued upon conversion of the Class *Koh* share, the conversion shall be, if the request for conversion is made during the period from March 1 to August 31, deemed to take place on March 1 of the relevant fiscal year, and if the request for conversion is made during the period from September 1 to the last day of next February, deemed to take place on September 1 of the relevant fiscal year.

2. Reason for issuance of new shares at issuance price set forth above

One of the purposes of the implementation of the Business Revitalization Plan by Daiei with the support from the IRCJ is to fundamentally improve our financial structure.

(1) On the premise that approximately 500 billion yen loss will be posted in the term ending February 2005 due to the immediate implementation of asset-impairment accounting and the closure of stores, etc., as well as other restructuring activities within the Group,
(2) we will receive debt forgiveness from the financial institutions and
(3) we will receive more than 110 billion yen of equity investments in the form of the subscription of the common shares and Class *Koh* shares from the sponsor(s) and the IRCJ.

As to the investment stated (3) above, after the thorough discussion with the IRCJ, it is agreed that the sponsor(s) and the IRCJ will respectively hold one-third or more of the total voting rights and we will achieve "selection and concentration" of businesses under their involvement in management and improve the profitability of our core business. Thus, the issuance of new shares set forth in 1 above will be implemented as part of the Business Revitalization Plan and in accordance with the contents thereof.

Therefore, we propose that

(1) considering the implementation of the Business Revitalization Plan on one hand and the satisfaction of the listing requirements, etc. on the other hand, three-fourth of the voting shares to be issued to the sponsor(s) and the IRCJ will be the Class *Koh* shares and the remaining one-fourth will be the common shares;
(2) considering consistency with the Business Revitalization Plan (including need of funds) and the implementation of the reverse stock split whereby ten common shares will be consolidated into one common share, the minimum issuance price of one common share will be 1,053 yen and when the sponsor(s) subscribes for new shares after the completion of the bid process managed by us and the IRCJ, the issuance price of one common share will be 1,113 yen; and
(3) considering the facts that the holders of the Class *Koh* shares will not be entitled to receive dividends and that the period during which a request for conversion can be made is limited, the issuance price of one Class *Koh* share will be 752 yen.

We, as Daiei, consider these issuance prices to be fair. However, considering the facts that we obtained the approval for the assistance from the IRCJ and that we will conduct various corporate restructurings and receive financial supports based upon the Business Revitalization Plan, we would like to ask our shareholders to approve the issuance of the common shares at a price of 1,053 yen per one share or more and the issuance of the Class *Koh* shares at 752 yen per one share by a special resolution at this Extraordinary General Meeting of Shareholders.

(TRANSLATION)

**Item No. 7** Matter concerning appointment of four directors

We propose the appointment of four directors in order to establish the new management structure for our revitalization.

At the closing of this meeting, the current directors will all resign. Mr. Kunio Takagi already resigned on December 28, 2004 and Mr. Heihachiro Yoshino and Mr. Hirohige Sasaki already resigned on January 31, 2005.

The candidates for directorship are as follows:

| | Name (Date of birth) | Brief summary of the candidates' career | Number of the Daiei's shares owned |
|---|---|---|---|
| 1 | Yoshiaki Takahashi (December 6, 1955) | 1978 entered into Daiei<br>2004 Director and Divisional Manager Strategic Planning Division of Daiei | 4,000 |
| 2 | *Keiji Nakamae (December 24, 1957) | 1981 entered into Daiei<br>2005 Project manager of "DASH 80 Project" | 500 |
| 3 | *Shoichiro Onishi (September 25, 1963) | 1992 entered into Okuno General Law Office<br>1998 Acting as the assistant trustee for Japan Lease CO., LTD. in its corporate reorganization procedure<br>2000 Acting as the assistant trustee for LIFE CO., LTD. in its corporate reorganization procedure<br>2001 Acting as the assistant trustee Taisei Fire and Marine Insurance Company, Limited in its corporate reorganization procedure<br>2003 Manager of the Industrial Revitalization Corporation of Japan<br>2004 Managing Director of the Industrial Revitalization Corporation of Japan, Corporate Auditor of Mitsui Mining Co., Ltd. and Director of Kanebo, Ltd. | 0 |
| 4 | *Masahiro Matsuoka (September 20, 1967) | 1990 entered into Nomura Research Institute, Ltd.<br>1994 entered into Barclays Securities Co., Ltd.<br>1997 entered into SBC Warburg Securities Co., Ltd. | 0 |

| | | | | |
|---|---|---|---|---|
| | | 2003 | entered into the Industrial Revitalization Corporation of Japan | |
| | | 2004 | Managing Director of the Industrial Revitalization Corporation of Japan and Director of Kanebo, Ltd. | |

(Note)

(1) There is no conflict of between the candidate for director and Daiei.

(2) *Candidates for newly appointed directors.

(3) Candidates for directors "Shoichiro Onishi" and "Masahiro Matsuoka" are qualified to be appointed as outside directors stated in item 7-2 of paragraph 2 of Article 188 of the Commercial Code of Japan.

(TRANSLATION)

【The Class Meeting of Common Shareholders】

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

1. **Total Number of Voting Rights of Total Shareholders** 876,909

2. **Items for Resolution and Supplemental Information**

**Conditions that equally apply to Items No. 1 through No. 5.**

**In addition to the conditions individually set forth in each item, the items from No. 1 through No. 5 are all subject to the conditions that (i) all of these item be approved at this Class Meeting of Common Shareholders, (ii) at the Extraordinary General Meeting of Shareholders, item No.1 (matters concerning the capital reduction and the cancellation of the Class A preferred shares, the Class B preferred shares, the Class E preferred shares, the Class F preferred shares and the Class G preferred shares without payment to the shareholders in conjunction with the capital reduction ), item No. 2 (matters concerning the reverse stock split), item No. 3 (matter concerning the change of the condition for conversion of the Class D(1) preferred shares), item No. 4 (matter concerning the change of the condition for conversion of the Class D(2) preferred share), item No. 4 (matter concerning the partial amendment to the Articles of Incorporation) and item No. 6 (matter concerning the issuance of new shares by the third party allocation) be approved, and (iii) the approvals of the holders of the Class A preferred shares, the holders of Class B preferred shares, the holders of the Class D (1) preferred shares, the holders of the Class D (2) preferred shares, the holders of the Class E preferred shares, the holders of the Class F preferred shares and the holders of the Class G preferred shares at the class meetings (or in writing) be respectively obtained as required under the Commercial Code of Japan. The items from No. 1 through No. 5 will be put into practice when all these approvals are obtained.**

**Item No. 1** Matter concerning the reverse stock split of common stock

1. Reason for the reverse stock split

In implementing the Business Revitalization Plan, the reverse stock split of common shares will be conducted for the purpose of the normalization of the future total number of the issued common shares.

In order to avoid the fluctuation of the number of the voting right(s) etc. held by the holders of the common shares due to the reverse stock split, we will change the number of shares

constituting one share unit from 500 to 50 at the same time when the reverse stock split becomes effective.

2. Method for the reverse stock split

Subject to the condition that the Class D (1) preferred shares and Class D (2) preferred shares are converted into common shares after the amendment to the Articles of Incorporation set forth in item No. 4-1 and the change of the condition for conversion set forth in items No. 2 and 3, ten common shares will be consolidated into one common share. Other details will be decided by the board of directors.

**Item No. 2** Matter concerning the change of the condition for conversion of the Class D (1) preferred shares

1. Reason for the change

We propose to change the condition for conversion of the Class D (1) preferred shares in order to convert the Class D (1) preferred shares to common shares at an early stage. The change of the condition for conversion, which constitutes the terms of the Class D (1) preferred shares, should be treated in the same manner as the amendment to the Articles of Incorporation. Therefore, the change of the condition for conversion is presented to this Class Meeting of Common Shareholders for its approval. If and when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in item No. 4-1 and the change of the condition for conversion set forth in this item No. 2), the Class D (1) preferred shares will mandatorily be converted into common shares with the resolution of the board of directors.

2. Details of the change

The condition for conversion (set forth on the sheet of the terms and conditions decided at the time of the issuance (the "Term Sheet")) of the Class D (1) preferred shares will be changed as follows:

(Changes shown underlined)

| Before the change | After the change |
|---|---|
| (The Term Sheet of the Class D (1) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[omitted]<br>・"The adjustment day of the annual percentage rate" is March 1, 2003, and every March 1 until March 1, <u>2009</u>. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[omitted]<br><br>10. Right of conversion into common shares<br>(1) Exercisable period<br>From <u>August 22</u>, 2005 (<u>Monday</u>) to <u>July 24, 2009 (Friday</u>).<br>(2) Condition for conversion<br>The Class D (1) preferred shares may be converted into the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share <u>after December 19, 2002</u>.<br><u>ii. Modification of conversion price</u><br><u>[omitted]</u><br><u>iii. Adjustment of conversion price</u><br><u>[omitted]</u><br><u>iv.</u> Number of Common Shares to be issued upon conversion<br>[omitted]<br>(3) Simultaneous conversion into Common Shares (mandatory conversion clause)<br>All of the Class D (1) preferred shares | (The Term Sheet of the Class D (1) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[same as at present]<br>・"The adjustment day of annual percentage rate" is March 1, 2003, and every March 1 until March 1, <u>2005</u>. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[same as at present]<br><br>10. Right of conversion into common shares<br>(1) Exercisable period<br>From <u>March 30</u>, 2005 (<u>Wednesday</u>) to <u>March 31, 2005 (Thursday</u>).<br>(2) Condition for conversion<br>The Class D (1) preferred shares may be converted into to the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share.<br><br>[to be deleted]<br><br>[to be deleted]<br><br><u>ii.</u> Number of Common Shares to be issued upon conversion<br>[same as at present]<br>(3) Simultaneous conversion to Common Shares (mandatpry conversion clause)<br>All of the Class D (1) preferred shares |

| | |
|---|---|
| with respect to which no request for conversion is made until July 24, 2009 shall be converted, on the day which is determined by the board of directors and no later than August 31, 2009, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by the average of the closing prices (including the closing bid or offered price) (regular way) of the Common Shares on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to July 25, 2009 ("Simultaneous Conversion Day").<br>The average shall be obtained by calculating down to the tenth of 1 yen and thereafter rounding upward to the to the nearest 1 yen. If such average falls below the minimum conversion price, the Class D (1) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by such minimum conversion price. If such average is more than the conversion price effective as of July 24, 2009 ("Maximum Conversion Price"), the Class D (1) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred | with respect to which no request for conversion is made until March 31, 2005 shall be converted, on the day which is determined by the board of directors and no later than May 30, 2005, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (1) preferred share by 220.90 yen.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. |

| | |
|---|---|
| share by the Maximum Conversion Price. However, if the conversion price is adjusted in accordance with the adjustment clause described above prior to the Simultaneous Conversion Day, the minimum conversion price and the Maximum Conversion Price shall also be adjusted in the same manner.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. | |

**Item No. 3** Matter concerning the change of the condition for conversion of the Class D (2) preferred shares

1. Reason for the change

We propose to change the condition for conversion of the Class D (2) preferred shares in order to convert the Class D (2) preferred shares to common shares at an early stage. The change of the condition for conversion, which constitutes the terms of the Class D (2) preferred shares, should be treated in the same manner as the amendment to the Articles of Incorporation. Therefore, the change of the condition for conversion is presented to this Class Meeting of Common Shareholders for its approval. If and when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in item No. 4-1 and the change of the condition for conversion set forth in this item No. 3), the Class D (2) preferred shares will mandatorily be converted into common shares with the resolution of the board of directors.

2. Details of the change

The condition for conversion (set forth on the sheet of the terms and conditions decided at the time of the issuance (the "Term Sheet")) of the Class D (2) preferred shares will be changed

as follows:

(Changes shown underlined)

| Before the change | After the change |
|---|---|
| (The Term Sheet of the Class D (2) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[omitted]<br>・"The adjustment day of the annual percentage rate" is March 1, 2003, and every March 1 until March 1, 2009. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[omitted]<br><br>10. Right of conversion into common shares<br>(1) Exercisable period<br>From August 21, 2006 (Monday) to July 24, 2009 (Friday).<br>(5) Condition for conversion<br>The Class D (2) preferred shares may be converted into the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share after December 19, 2002.<br>ii. Modification of conversion price<br>[omitted]<br>iii. Adjustment of conversion price<br>[omitted]<br>iv. Number of Common Shares to be issued upon conversion<br>[omitted]<br>(4) Simultaneous conversion into Common Shares (mandatory conversion clause) | (The Term Sheet of the Class D (2) preferred shares)<br>7. Preferred dividend<br>(1) Calculation of preferred dividend<br>[same as at present]<br>・"The adjustment day of annual percentage rate" is March 1, 2003, and every March 1 until March 1, 2005. If banks are closed on March 1, the immediately preceding business day will be the adjustment day of the annual percentage rate.<br>[same as at present]<br><br>10. Right of conversion into common shares<br>(1) Exercisable period<br>From March 30, 2005 (Wednesday) to March 31, 2005 (Thursday).<br>(2) Condition for conversion<br>The Class D (2) preferred shares may be converted into to the common shares of Daiei ("Common Shares") on the following terms.<br>i. Conversion price<br>The conversion price is 220.90 yen per one Common Share.<br><br>[to be deleted]<br><br>[to be deleted]<br><br>ii. Number of Common Shares to be issued upon conversion<br>[same as at present]<br>(3) Simultaneous conversion to Common Shares (mandatory conversion clause) |

| | |
|---|---|
| All of the Class D (2) preferred shares with respect to which no request for conversion is made until July 24, 2009 shall be converted, on the day which is determined by the board of directors and no later than August 31, 2009, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by the average of the closing prices (including the closing bid or offered price) (regular way) of the Common Shares on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to July 25, 2009 ("Simultaneous Conversion Day").<br>The average shall be obtained by calculating down to the tenth of 1 yen and thereafter rounding upward to the to the nearest 1 yen. If such average falls below the minimum conversion price, the Class D (2) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by such minimum conversion price. If such average is more than the conversion price effective as of July 24, 2009 ("Maximum Conversion Price"), the Class D (2) preferred shares shall be converted into the Common Shares in the number obtained by dividing an amount equal to the subscription | All of the Class D (2) preferred shares with respect to which no request for conversion is made until March 31, 2005 shall be converted, on the day which is determined by the board of directors and no later than May 30, 2005, into the Common Shares in the number obtained by dividing an amount equal to the subscription money for one Class D (2) preferred share by 220.90 yen.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. |

| | |
|---|---|
| money for one Class D (2) preferred share by the Maximum Conversion Price. However, if the conversion price is adjusted in accordance with the adjustment clause described above prior to the Simultaneous Conversion Day, the minimum conversion price and the Maximum Conversion Price shall also be adjusted in the same manner.<br>Fraction of one share obtained as a result of calculating the number of the Common Shares as set forth above, if any, shall be treated in the manner pursuant to the provisions of the Commercial Code of Japan regarding the reverse stock split. | |

**Item No. 4** Matter concerning the partial amendment to the Articles of Incorporation

In order to prepare for the implementation of the items No. 1 through 3 and No. 5, the current Articles of Incorporation will be partially amended as set forth in the "I Final draft of the Amended Articles of Incorporation" (page 1 to page 16) of the appendix "Details of the Amendment to the Articles of Incorporation." Followings are the details of the partial amendments and additional amendments in relation to the items above.

1. Partial amendment to the Articles of Incorporation in relation to the Class D preferred shares

(1) Reason for the amendment

In order to convert the Class D preferred shares to common shares at an early stage, we propose to amend Article 10-3 (Class D preferred shares) of our Articles of Incorporation in order to prepare for the change of the condition for conversion of the Class D (1) preferred shares and Class D (2) preferred shares which is presented as items No. 2 and No. 3 for the approval of this Class Meeting of Common Shareholders. If and when the conversion rights are not exercised until the end of the period ("Exercisable Period") during which the conversion rights are exercisable (the Exercisable Period will be changed due to the amendment to the Articles of Incorporation set forth in this item No.

4-1 and the change of the condition for conversion set forth in items No. 2 and No. 3), all of the Class D (1) preferred shares and the Class D (2) preferred shares will mandatorily be converted into the common shares with the resolution of the board of directors.

(2) Details of the amendment

Please refer to item No. 1 of the "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 17 to page 18).

2. Partial amendment to the Articles of Incorporation in relation to the conversion of the Class D preferred shares into common shares

(1) Reason for the amendment

If and when the Articles of Incorporation are amended as set forth in item No. 4-1 and the condition for conversion of the Class D preferred shares is changed as set forth in items No. 2 and No. 3, all of the Class D (1) preferred shares and the Class D (2) preferred shares will mandatorily be converted into the common shares by May 30, 2005 after completing necessary procedures. Accordingly, we request to amend Article 5 (total number of shares), to delete the term of the Class D preferred shares from Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one unit) and Article 10-7 (priority), to eliminate the full text of Article 10-3 (Class D preferred shares) and to amend other relevant provisions. For these purposes, we propose to additionally amend the Articles of Incorporation as set forth in (2) below after the amendment set forth in item No. 4-1.

The amendment to the Articles of Incorporation set forth in (2) below will become effective subject to the condition that all of the Class D (1) preferred shares and the Class D (2) preferred shares are converted into the common shares.

(2) Details of the amendment

Please refer to item 2 of "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 18 to page 22).

3. Partial amendment to the Articles of Incorporation in relation to the reverse stock split of common shares, the cancellation of the preferred shares and the issuance of the Class *Koh*

shares

(1) Reason of the amendment

In order to prepare for the cancellation of all of the Class A, Class B, Class E, Class F and Class G preferred shares in accordance with item No. 1 of the Extraordinary General Meeting of Shareholders, after the amendment to the Articles of Incorporation set forth in item 4-2 above, we request to delete the term of the preferred shares from Article 5 (total number of shares) and Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one unit), to eliminate the full text of Articles 10 through 10-6 and to amend other relevant provisions. In addition, for the preparation of the reverse stock split of the common shares in accordance with item No. 1, we request to add the necessary amendment to Article 5 (total number of shares) and to amend Article 6 (number of shares constituting one share unit and non-issuance of the shares less than one share unit) to change the number of common shares constituting one share unit from 500 to 50. Moreover, in order to prepare for the issuance of new shares by the third party allotment in accordance with item No. 5, we request to add the necessary amendment. For these purposes, we propose to additionally amend the Articles of Incorporation as set forth in (2) below after the amendment set forth in items No. 4-1 and No. 4-2.

The amendment to the Articles of Incorporation set forth in (2) below will become effective subject to the condition that both of the reverse stock split and the cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares become effective.

(2) Details of the amendment

Please refer to item 3(1) of "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 23 to page 25).

The cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares in accordance with item No. 1 of the Extraordinary General Meeting of Shareholders and the reverse stock split of common shares in accordance with item No. 1 are scheduled to become effective on the same day. However, in the event that the cancellation of the preferred shares becomes effective after the reverse stock split of common shares becomes effective, the contents of the Articles of Incorporation will be amended in the order set forth in item 3(2) of "II Contents of the Individual Amendment to the Articles of Incorporation" of the appendix "Details of the Amendment to the Articles of Incorporation" (page 26). In this event, the amendment set forth in item 3(2) of "II Contents of the Individual Amendment to the Articles of Incorporation" will

become effective when the reverse stock split becomes effective, and then the amendment set forth in item 3(1) of "II Contents of the Individual Amendment to the Articles of Incorporation" will become effective when the cancellation of the preferred shares becomes effective.

**Item No. 5** Matter concerning the issuance of new shares by the third party allotment

1. Details of the issuance of new shares

(1) Type of shares

Common shares and Class *Koh* shares

(2) Upper limit of the new shares to be issued

33,244,650 shares for the common shares and 99,733,950 shares for the Class *Koh* shares

(3) Issuance price

1,113 yen for one common share and 752 yen for one Class *Koh* share.

(4) Maximum of the total amount of the issuance price

37,001,295,450 yen for the common shares and 74,999,930,400 yen for the Class *Koh* shares

(5) Allotment

It will be implemented by the third party allocation. The new shares will be allotted to the Industrial Revitalization Corporation of Japan (the "IRCJ") and the sponsor(s) that are selected through the bid process managed by Daiei and the IRCJ. The details of the allotment are as follows:

To the sponsor(s): 33,244,650 common shares
33,244,650 Class *Koh* shares

(In the event that there are two sponsors or more, the allocations among the sponsors will be decided based upon an agreement between Daiei and the sponsors.

To the IRCJ: 66,489,300 Class *Koh* shares

(The issuance price of the shares to be allotted to the IRCJ in the amount of approximately 40 billion yen will be paid by the payment-in-kind (i.e., the debt-equity-swap).)

However, 33,244,650 common shares and 33,244,650 Class *Koh* shares to be allotted to the sponsor(s) may be allotted to the IRCJ instead of the sponsor(s). In this event,

notwithstanding the description in (3) and (4) above, the terms and conditions of the issuance will be as follows:

Issuance price: 1,053 yen for one common share and 752 yen for one Class *Koh* share

Maximum of the total amount of the issuance price: 35,006,616,450 yen for the common shares and 74,999,930,400 yen for the Class *Koh* shares

The common shares and the Class *Koh* shares will be issued at one time or multiple times within one year from the resolution of this Class Meeting of Common Shareholders after the conversion of the Class D (1) preferred shares and the Class D (2) preferred shares into the common shares following the amendment to the Articles of Incorporation set forth in item No. 4-3 and the change of the condition for conversion set forth in items No. 2 and No. 3, the capital reduction set forth in item No. 1 of the Extraordinary General Meeting of Shareholders and the mandatory cancellation of the Class A, Class B, Class E, Class F and Class G preferred shares without payment to the holders thereof, and the reverse stock split set forth in item No. 1 become effective.

(6) Contents of Class *Koh* shares

The contents of the Class *Koh* shares are described in "(2) Details of the amendment" of item No. 4-3. The major terms of the conversion right are as follows:

Ⅰ. Conversion rights

The Class *Koh* share may be converted into one common share on the following terms and at the conversion price set forth below.

(1) Period during which a request for conversion may be made

Any time after May 10th, 2007

(2) Condition for conversion

① Initial conversion price

752 yen

② Adjustment of conversion price

(a) On and after the next day of the issuance date of the Class *Koh* shares and upon the occurrence of any event set forth below, the conversion price will be adjusted to the price calculated in accordance with the following formula (the "Conversion Price Adjustment Formula"). The conversion price after adjustment will be applied in accordance with the terms set forth below.

Adjustment Formula of Conversion Price: Conversion price after adjustment = conversion price before adjustment * ((number of issued common shares + ((number of common shares to be newly issued or sold * issuance or sale price of common shares to be newly issued or sold per one share)/market price per one share))/(number of issued common shares + number of shares to be newly issued or sold))

(iii) In the event that Daiei issues new common shares or sells common shares held by itself at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below (excluding the issuance or transfer of shares due to the conversion of the securities to be converted or convertible into the common shares of Daiei or the exercise of stock acquisition rights (including the rights attached to bonds with stock acquisition rights) the holder of which could request to deliver the common shares), the conversion price after adjustment will apply on and after the day immediately following the closing date of issuance or sale or, in the case of allotment to shareholders for offerings, the date specified for such allotment.

(iv) In the event that Daiei issues the securities to be converted or convertible into the common shares of Daiei at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below, or the stock acquisition rights or the bonds with stock acquisition rights) the holder of which could request to deliver the common shares at a price less than the market price which is determined pursuant to the provisions of (b)(ii) below, the conversion price after adjustment will be calculated by applying the Adjustment Formula of Conversion Price *mutatis mutandis* to this event on the premise that the securities or stock acquisition rights or bonds with stock acquisition rights are all converted at the initial conversion price or exercised at the initial exercise price. The conversion price after adjustment will apply on and after the day immediately following the closing date of issuance of securities, stock acquisition rights or bonds with stock acquisition rights (in the case of the free issuance of stock acquisition rights, the issuance date of stock acquisition rights) or, in the case of allotment to shareholders for offerings, the date specified for such allotment.

(b) (i) In calculating in accordance with the Adjustment Formula of

Conversion Price, the number shall be obtained by calculating down to the second decimal place and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredth of 1 yen being disregarded.

(ii) The market price used in the Adjustment Formula of Conversion Price shall be the average of the closing prices of the common shares of Daiei on the Tokyo Stock Exchange for each of the 30 trading days commencing on the $45^{th}$ trading day prior to the date on which the conversion price after adjustment becomes effective (the average shall be obtained by calculating down to the second decimal place and thereafter rounding upward to the nearest tenth of 1 yen). If any event that requires the adjustment of the conversion price occurs during the period from the $45^{th}$ trading day prior to the date on which the conversion price after adjustment becomes effective to such date, the conversion price after adjustment will be further adjusted in accordance with (a) above.

(iii) The conversion price before adjustment used in the Adjustment Formula of Conversion Price shall be the conversion price effective as of the day immediately preceding the date on which the conversion price after adjustment becomes effective. The number of the issued common shares used in the Adjustment Formula of Conversion Price shall be, where a date is specified for the allotment to shareholders, the number of the issued common shares of Daiei on such date minus the number of the common shares of Daiei held by itself on such date, or if no such date exists, the number of the issued common shares of Daiei on the day one month prior to the date on which such conversion price after adjustment becomes effective minus the number of the common shares of Daiei held by itself on such day.

(c) In the event that the difference between the conversion prices before adjustment and after adjustment calculated by the Adjustment Formula of Conversion Price is less than 1 yen, the conversion price will not be adjusted. However, if any event that requires adjustment of the conversion price occurs thereafter, such difference shall be deducted from the conversion price after adjustment.

(d) In addition to the cases where the adjustment of the conversion price in accordance with the formula set forth in (a) above is required, upon the occurrence of any of the following events, the conversion price will be changed to the price which Daiei's board of directors determines to be

appropriate.

(i) In the event that the conversion price needs to be adjusted due to merger, share exchange (excluding the share exchange scheduled to be implemented by Daiei and Jujiya whereby Jujiya will become Daiei's wholly owned subsidiary and 0.043 common share of Daiei will be allocated to one common share of Jujiya on June 1, 2005 (such date may be changed)), share transfer, company split or capital reduction.

(ii) In the event that the conversion price needs to be adjusted due to the occurrence of any of other events which lead to the change or possible change in the number of the common shares of Daiei.

(iii) In the event that two or more events which require adjustment of conversion price occur closely, and in calculating the market price used to adjust the conversion price due to one event, the impact of other events needs to be considered.

③ Number of common shares to be issued upon conversion

The number of the common shares of Daiei to be issued upon the conversion of the Class *Koh* share shall be determined as follows:

Number of common shares to be issued upon conversion = Total issuance price of Class *Koh* shares presented by holders of Class *Koh* share for conversion request / conversion price

Fraction of one share obtained as a result of calculating the number of the common shares to be issued upon conversion, if any, shall be treated in the manner pursuant to the provisions of Article 220 of the Commercial Code of Japan.

II Treatment of conversion during fiscal year

For the purpose of the calculation of the first payment of dividends or interim dividends for the common shares issued upon conversion of the Class *Koh* share, the conversion shall be, if the request for conversion is made during the period from March 1 to August 31, deemed to take place on March 1 of the relevant fiscal year, and if the request for conversion is made during the period from September 1 to the last day of next February, deemed to take place on September 1 of the relevant fiscal year.

2. Reason for issuance of new shares at issuance price set forth above

One of the purposes of the implementation of the Business Revitalization Plan by Daiei with

the support from the IRCJ is to fundamentally improve our financial structure.

(1) On the premise that approximately 500 billion yen loss will be posted in the term ending February 2005 due to the immediate implementation of asset-impairment accounting and the closure of stores, etc., as well as other restructuring activities within the Group,

(2) we will receive debt forgiveness from the financial institutions and

(3) we will receive more than 110 billion yen of equity investments in the form of the subscription of the common shares and Class *Koh* shares from the sponsor(s) and the IRCJ.

As to the investment stated (3) above, after the thorough discussion with the IRCJ, it is agreed that the sponsor(s) and the IRCJ will respectively hold one-third or more of the total voting rights and we will achieve "selection and concentration" of businesses under their involvement in management and improve the profitability of our core business. Thus, the issuance of new shares set forth in 1 above will be implemented as part of the Business Revitalization Plan and in accordance with the contents thereof.

Therefore, we propose that

(1) considering the implementation of the Business Revitalization Plan on one hand and the satisfaction of the listing requirements, etc. on the other hand, three-fourth of the voting shares to be issued to the sponsor(s) and the IRCJ will be the Class *Koh* shares and the remaining one-fourth will be the common shares;

(2) considering consistency with the Business Revitalization Plan (including need of funds) and the implementation of the reverse stock split whereby ten common shares will be consolidated into one common share, the minimum issuance price of one common share will be 1,053 yen and when the sponsor(s) subscribes for new shares after the completion of the bid process managed by us and the IRCJ, the issuance price of one common share will be 1,113 yen; and

(3) considering the facts that the holders of the Class *Koh* shares will not be entitled to receive dividends and that the period during which a request for conversion can be made is limited, the issuance price of one Class *Koh* share will be 752 yen.

We, as Daiei, consider these issuance prices to be fair. However, considering the facts that we obtained the approval for the assistance from the IRCJ and that we will conduct various corporate restructurings and receive financial supports based upon the Business Revitalization Plan, we would like to ask our shareholders to approve the issuance of the common shares at a price of 1,053 yen per one share or more and the issuance of the Class *Koh* shares at 752 yen per one share by a special resolution at this Class Meeting of Common Shareholders.

*(Translation)*

(Appendix)

## Contents of Amendments to the Articles of Incorporation

I Article of Incorporation after all amendments

(Changes are indicated by underline.)

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| Section 2 | **CHAPTER II. SHARES** | **CHAPTER II. SHARES** |
| Article 5 | (Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be two billion three hundred million (2,300,000,000) shares, which shall consist of two billion seventy million (2,070,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, forty million (40,000,000) shares of Class-D preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | (Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be three hundred seven million (307,000,000) shares, which shall consist of two hundred seven million (207,000,000) shares of common share and one hundred million (100,000,000) shares of Class *Koh* share; provided, however, that in case common shares are canceled or Class *Koh* shares are canceled or converted into common shares, the number of common shares so canceled or Class *Koh* shares so canceled or converted into common shares shall be subtracted from the total number of common shares or Class *Koh* shares so authorized. |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| Article 6 | (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share, shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-D preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share and shares of Class *Koh* share of the Company shall be fifty (50) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. |
| Section 2-2 | **CHAPTER II-2. PREFERRED SHARES** | **CHAPTER II-2. CLASSIFIED SHARES** |
| Article 10 | (Class-A preferred share)<br><br>Article 10. The terms of Class-A preferred share to be issued by the Company shall be as set forth below:<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-A preferred share ("Class-A Preferred Shareholders") or the registered pledgees of Class-A preferred share ("Class-A Registered Pledgees"), in preference to the holders of common share ("Common shareholders") or the registered pledgees of common share ("Common Registered Pledgees "), dividends in such amount, not exceeding ¥133 annually per Class-A preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-A preferred share ("Class-A Preferred Dividends"); provided, however, that | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | if Class-A Preferred Interim Dividends as provided for in paragraph 2 below have been paid during the relevant business year, the amount of such Class-A Preferred Interim Dividends shall be subtracted from the Class-A Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-A Preferred Shareholders or Class-A Registered Pledgees for any business year falls short of the amount of the Class-A Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) If any residual distributable profits exit after Class-A Preferred Dividends are paid, dividends (including interim dividends) may be paid to Common Shareholders or Common Registered Pledgees within the limit of the amount equivalent to the Class-A Preferred Dividends (including Class-A Preferred Interim Dividends set forth in this Article, paragraph 2 below). If additional dividends (including interim dividends) are to be paid further in respect of any residual distributable profits, such additional dividends shall be paid in the same amount per share to the Class-A Preferred Shareholders or Class-A Registered Pledgees and the Common Shareholders or Common Registered Pledgees.<br><br>(Class-A Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-A Preferred Shareholders or Class-A Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, such amount of money, not exceeding one-half (1/2) of the amount of Class-A Preferred Dividends per Class-A preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-A preferred share ("Class-A Preferred | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,333 per Class-A preferred share to Class-A Preferred Shareholders or Class-A Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees.<br><br>(ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to Class-A Preferred Shareholders or Class-A Registered Pledgees.<br><br>(Cancellation of Class-A preferred share)<br><br>4. The Company may at any time purchase Class-A preferred share and cancel such Class-A preferred share by reducing the profits distributable to shareholders by an amount equal to the relevant purchase price.<br><br>(Voting rights)<br><br>5. Class-A Preferred Shareholders shall not be entitled to vote at General Meetings of Shareholders; provided, however, that Class-A Preferred Shareholders shall be entitled to vote for the period, if a proposition for the payment of preferred dividends to Class-A Preferred Shareholders is not submitted to an Ordinary General Meeting of Shareholders, from the Ordinary General Meeting of Shareholders, or if the proposition is disapproved thereat, from the close of the Ordinary General Meeting of Shareholders, as the case may be, to the time the proposition for the payment of preferred dividends is approved. | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | (New share subscription rights, etc.)<br><br>6. The Company shall not grant to Class-A Preferred Shareholders rights to subscribe for new shares or rights to receive new share subscription rights or bonds with new share subscription rights.<br><br>(Conversion rights)<br><br>7. Class-A Preferred Shareholders may request the conversion of their Class-A preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-A preferred share.<br><br>(Mandatory conversion clause)<br><br>8. All shares of Class-A preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-A preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Share Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | (upper-limit) conversion price determined by resolution of the Board of Directors or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-A preferred share shall be converted into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-A preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of shares of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Term of exclusion of Class-A Preferred Dividends, etc.)<br><br>9. The provisions of Article 30 hereof shall apply, mutantis mutandis, to the payment of Class-A Preferred Dividends and Class-A Preferred Interim Dividends. | |
| Article 10-2 | Article 10-2. The terms of Class-B preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-B Preferred Dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-B preferred share ("Class-B Preferred Shareholders") or the registered pledgees of Class-B preferred share ("Class-B Registered Pledgees"), in preference to Common Shareholders or Common Registered Pledgees, dividends in such amount, not exceeding ¥133 annually per Class-B preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-B preferred share ("Class-B Preferred Dividends"); provided, however, that if Class-B Preferred | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | Interim Dividends as provided for in paragraph 2 below have been paid during the relevant business year, the amount of such Class-B Preferred Interim Dividends shall be subtracted from the Class-B Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-B Preferred Shareholders or Class-B Registered Pledgees for any business year falls short of the amount of the Class-B Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) No dividends exceeding the amount of the Class-B Preferred Dividends shall be paid to Class-B Preferred Shareholders or Class-B Registered Pledgees.<br><br>(Class-B Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-B Preferred Shareholders or Class-B Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, such amount of money, not exceeding one-half (1/2) of the amount of Class-B Preferred Dividends per Class-B preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-B preferred share ("Class-B Preferred Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,333 per Class-B preferred share to Class-B Preferred Shareholders or Class-B Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees. | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | (ii) Except as provided for above, no residual assets shall be distributed to Class-B Preferred Shareholders or Class-B Registered Pledgees.<br><br>(Conversion rights)<br><br>4. Class-B Preferred Shareholders may request the conversion of their Class-B preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-B preferred share.<br><br>(Mandatory conversion clause)<br><br>5. All Class-B preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-B preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Share Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors or (ii) falls below the floor (lower-limit) | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | conversion price determined by resolution of the Board of Directors, each Class-B preferred share shall be converted into the shares of common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-B preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>6. The provisions of paragraphs 4, 5, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to the payment of Class-B preferred share. | |
| Article 10-3 | (Class-D preferred share)<br><br>Article 10-3. The terms of Class-D preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-D Preferred Dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-D preferred share ("Class-D Preferred Shareholders") or the registered pledgees of Class-D preferred share ("Class-D Registered Pledgees"), in preference to Common Shareholders or Common Registered Pledgees, dividends in an amount, not exceeding ¥30 annually per Class-D preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-D preferred share ("Class-D Preferred Dividends"); provided, however, that if Class-D Preferred Interim Dividends as provided for in paragraph 2have been | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | paid during the relevant business year, the amount of such Class-D Preferred Interim Dividends shall be subtracted from the Class-D Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-D Preferred Shareholders or Class-D Registered Pledgees for any business year falls short of the amount of the Class-D Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) No dividends exceeding the amount of the Class-D Preferred Dividends shall be paid to Class-D Preferred Shareholders or Class-D Registered Pledgees.<br><br>(Class-D Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-D Preferred Shareholders or Class-D Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, an amount of money, not exceeding one-half (1/2) of the amount of Class-D Preferred Dividends per Class-D preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-D preferred share ("Class-D Preferred Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per Class-D preferred share to Class-D Preferred Shareholders or Class-D Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees. | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | (ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to Class-D Preferred Shareholders or Class-D Registered Pledgees.<br><br>(Voting rights)<br><br>4. Class-D Preferred Shareholders shall be entitled to vote at General Meetings of Shareholders.<br><br>(Conversion rights)<br><br>5. Class-D Preferred Shareholders may request the conversion of their Class-D preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-D preferred share.<br><br>(Mandatory conversion clause)<br><br>6. All Class-D preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-D preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Stock Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors upon the issuance of the Class-D preferred share or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-D preferred share shall be converted into the shares of common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-D preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to Class-D preferred share. | |
| Article 10-4 | (Class-E preferred share)<br><br>Article 10-4. The terms of Class-E preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-E Preferred Dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-E preferred share ("Class-E Preferred Shareholders") or the registered pledgees of Class-E preferred share ("Class-E Registered Pledgees"), in preference to Common Shareholders | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | or Common Registered Pledgees, dividends in such amount, not exceeding ¥70 annually per Class-E preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-E preferred share ("Class-E Preferred Dividends"); provided, however, that if Class-E Preferred Interim Dividends as provided for in paragraph 2 below have been paid during the relevant business year, the amount of such Class-E Preferred Interim Dividends shall be subtracted from the Class-E Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-E Preferred Shareholders or Class-E Registered Pledgees for any business year falls short of the amount of the Class-E Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) No dividends exceeding the amount of the Class-E Preferred Dividends shall be paid to Class-E Preferred Shareholders or Class-E Registered Pledgees.<br><br>(Class-E Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-E Preferred Shareholders or Class-E Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, such amount of money, not exceeding one-half (1/2) of the amount of Class-E Preferred Dividends per Class-E preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-E preferred share ("Class-E Preferred Interim Dividends").<br><br>(Distribution of residual assets) | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | 3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per Class-E preferred share to Class-E Preferred Shareholders or Class-E Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees.<br><br>(ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to Class-E Preferred Shareholders or Class-E Registered Pledgees.<br><br>4. Class-E Preferred Shareholders shall not be entitled to vote at General Meetings of Shareholders; provided, however, that after March 1, 2005, Class-E Preferred Shareholders shall be entitled to vote for the period, if a proposition for the payment of preferred dividends to Class-E Preferred Shareholders is not submitted to an Ordinary General Meeting of Shareholders, from the Ordinary General Meeting of Shareholders, or if the proposition is disapproved thereat, from the close of the Ordinary General Meeting of Shareholders, as the case may be, to the time the proposition for the payment of preferred dividends is approved.<br><br>(Conversion rights)<br><br>5. Class-E Preferred Shareholders may request the conversion of their Class-E preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-E preferred share.<br><br>(Mandatory conversion clause)<br><br>6. All Class-E preferred share with respect to which no request for conversion is made during the period for making requests | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-E preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Stock Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors upon the issuance of the Class-E preferred share or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-E preferred share shall be converted into the shares of common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-E preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to Class-E preferred share. | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| Article 10-5 | (Class-F preferred share)<br><br>Article 10-5. The terms of Class-F preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-F Preferred Dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-F preferred share ("Class-F Preferred Shareholders") or the registered pledgees of Class-F preferred share ("Class-F Registered Pledgees"), in preference to Common Shareholders or Common Registered Pledgees, dividends in an amount, not exceeding ¥80 annually per Class-F preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-F preferred share ("Class-F Preferred Dividends"); provided, however, that if Class-F Preferred Interim Dividends as provided for in paragraph 2 have been paid during the relevant business year, the amount of such Class-F Preferred Interim Dividends shall be subtracted from the Class-F Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-F Preferred Shareholders or Class-F Registered Pledgees for any business year falls short of the amount of the Class-F Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) No dividends exceeding the amount of the Class-F Preferred Dividends shall be paid to Class-F Preferred Shareholders or Class-F Registered Pledgees.<br><br>(Class-F Preferred Interim Dividends) | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | 2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-F Preferred Shareholders or Class-F Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, an amount of money, not exceeding one-half (1/2) of the amount of Class-F Preferred Dividends per Class-F preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-F preferred share ("Class-F Preferred Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per Class-F preferred share to Class-F Preferred Shareholders or Class-F Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees.<br><br>(ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to Class-F Preferred Shareholders or Class-F Registered Pledgees.<br><br>(Conversion rights)<br><br>4. Class-F Preferred Shareholders may request the conversion of their Class-F preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-F preferred share.<br><br>(Mandatory conversion clause)<br><br>5. All Class-F preferred share with respect to which no request for conversion is made during the period for making requests for | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-F preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Stock Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-F preferred share shall be converted into the shares of common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-F preferred share by (i) the cap conversion price upon the issuance of the Class-F preferred share or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>6. The provisions of paragraphs 4, 6 and 9 of Article 10 and the provision of paragraph 4 of Article 10-4 hereof shall apply, *mutantis mutandis*, to Class-F preferred share. | |
| Article | | [To be deleted] |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| 10-6 | (Class-G preferred share)<br><br>Article 10-6. The terms of Class-G preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-G Preferred Dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of Class-G preferred share ("Class-G Preferred Shareholders") or the registered pledgees of Class-G preferred share ("Class-G Registered Pledgees"), in preference to Common Shareholders or Common Registered Pledgees, dividends in an amount, not exceeding ¥100 annually per Class-G preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-G preferred share ("Class-G Preferred Dividends"); provided, however, that if Class-G Preferred Interim Dividends as provided for in paragraph 2 have been paid during the relevant business year, the amount of such Class-G Preferred Interim Dividends shall be subtracted from the Class-G Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-G Preferred Shareholders or Class-G Registered Pledgees for any business year falls short of the amount of the Class-G Preferred Dividends, the difference (the "Cumulative Unpaid Dividends") shall accumulate only to the next following business year and only in the total of the Cumulative Unpaid Dividends and the Class-G Preferred Dividends for the next following business year, which shall not exceed ¥100 per share, and shall be paid to Class-G Preferred Shareholders in preference to Class-A to Class-G preferred dividends and dividends to Common Shareholders; provided, however, that the Cumulative Unpaid Dividends shall not accumulate to any subsequent business | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | year therefrom during the period up to the business year ending February 29, 2004.<br><br>(iii) If any residual distributable profits exit after Class-G Preferred Dividends are paid, dividends (including interim dividends) may be paid to Common Shareholders or Common Registered Pledgees within the limit of the amount equivalent to the Class-G Preferred Dividends (including Class-G Preferred Interim Dividends set forth in this Article, paragraph 2 below). If additional dividends (including interim dividends) are to be paid further in respect of any residual distributable profits, such additional dividends shall be paid in the same amount per share to the Class-G Preferred Shareholders or Class-G Registered Pledgees and the Common Shareholders or Common Registered Pledgees.<br><br>(Class-G Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-G Preferred Shareholders or Class-G Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, an amount of money, not exceeding one-half (1/2) of the amount of Class-G Preferred Dividends per Class-G preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-G preferred share ("Class-G Preferred Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per Class-G preferred share to Class-G Preferred Shareholders or Class-G Registered Pledgees, in preference to Common Shareholders or Common Registered | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | Pledgees.<br><br>(ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to Class-G Preferred Shareholders or Class-G Registered Pledgees.<br><br>(Voting rights)<br><br>4. Class-G Preferred Shareholders shall not be entitled to vote at General Meetings of Shareholders.<br><br>(Conversion rights)<br><br>5. Class-G Preferred Shareholders may request the conversion of their Class-G preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such Class-G preferred share.<br><br>(Mandatory conversion clause)<br><br>6. All Class-G preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors (in this paragraph, the "Mandatory Conversion Date"), into common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-G preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Stock Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
|---|---|---|
| | Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors upon the issuance of the Class-G preferred share or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-G preferred share shall be converted into the shares of common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-G preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to Class-G preferred share. | |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| Article 10-7 | (Preference order)<br><br>Article 10-7. The preference order of payment of preferred dividends and preferred interim dividends and distribution of residual assets shall, except for the Cumulative Unpaid Dividends on Class-G preferred share set forth in Article 10-6, paragraph 1, subparagraph (ii), be the same among Class-A preferred share, Class-B preferred share, Class-D preferred share, Class-E preferred share, Class-F preferred share and Class-G preferred share. | [To be deleted] |
| | [Newly established] | (Class *Koh* share)<br><br>Article 10. The terms of Class *Koh* Share to be issued by the Company shall be as set forth below:<br><br>(Dividends)<br><br>1. The Company shall not make any dividends and interim dividends to shareholders who hold Class *Koh* Share ("Class *Koh* Shareholders") and registered pledgees of Class *Koh* Share ("Class *Koh* Registered Pledgees").<br><br>(Distribution of residual assets)<br><br>2.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per one (1) commonshare to shareholders who hold common shares ("Common Shareholders") or registered pledgees of common share ("Common Registered Pledgees") (subject to applicable adjustment in the case of stock split or reverse stock split after the issuance of the Class *Koh* Shares).<br><br>(ii) In the case where any residual assets remain after the distribution of residual assets as provided above, the Company shall distribute such residual assets to |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | | Common Shareholders or Common Registered Pledgees and Class *Koh* Shareholders or Class *Koh* Registered Pledgees in the same priority.<br><br>(Voting rights)<br><br>3. Class *Koh* Shareholders shall be entitled to vote at General Meetings of Shareholders.<br><br>(Conversion rights)<br><br>4. Class *Koh* Shareholders may request the conversion of their Class *Koh* Share into common share under such terms for conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon issuance of such Class *Koh* Share. |
| | [Newly established] | (Reverse stock split or stock split and new share subscription rights, etc.)<br><br>Article 10.2 When Company makes reverse stock split or stock split, the company shall make stock split or reverse stock split for both or either common share and Class *Koh* Share and with respect to each kind of shares, at the same time and at an equal ratio.<br>When the Company grants the shareholders rights to subscribe for new shares or share acquisition rights or bonds with share acquisition rights (the "New Share Subscription Rights, etc."), the Company shall grant the new share subscription rights, etc. of common share to Common Shareholders, and the New Share Subscription Rights, etc. of Class *Koh* Share to Class *Koh* Shareholders, at the same time and at an equal ratio, as the case may be. |
| | [Newly established] | (Purchase and cancellation of shares)<br><br>Article 10-3.<br>The Company may, at any time, purchase or cancel all or a portion of one or both of the common shares and/or Class *Koh* Shares, within the limit of the amount set forth in Article 211-3, Paragraph 3 of the Commercial Code of Japan. In this case, shareholders other than those holding shares whose classes |

| current article number | Current provisions of the Articles of Incorporation | Article of Incorporation after each amendment |
| --- | --- | --- |
| | | are subject to purchase, may not request the Company to purchase their shares whose classes are not subject to purchase. |

II. Contents of each amendment to the Articles of Incorporation

1. Partial amendment to the Articles of Incorporation with respect to the provisions regarding Class-D preferred share

Contents of amendment

(Changes are indicated by underline.)

| Current provisions of the Articles of Incorporation | Proposed amendment | Reason for the amendment |
|---|---|---|
| **CHAPTER II-2. PREFERRED SHARE**<br><br>(Class-D preferred share)<br><br>Article 10-3. The terms of Class-D preferred share to be issued by the Company shall be as set forth below: [The rest part is omitted.]<br><br>(Conversion rights)<br><br>5. Class-D Preferred Shareholders may request the conversion of their Class-D preferred share into common share under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors <u>upon the issuance of such Class-D preferred share</u>. | **CHAPTER II-2. PREFERRED SHARE**<br><br>(Class-D preferred share)<br><br>Article 10-3. The terms of Class-D preferred share to be issued by the Company shall be as set forth below:<br>[There is no change in the rest part.]<br><br>(Conversion rights)<br><br>5. Class-D Preferred Shareholders may request the conversion of their Class-D preferred share into common share under such terms of conversion during such period for making requests for conversion, as <u>separately</u> determined by resolution of the Board of Directors. | The Company desires to amend this provision to reflect the changes in terms of conversion of Class-D preferred share. |
| (Mandatory conversion clause)<br><br>6. All shares of Class-D preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors <u>(in this paragraph, the "Mandatory Conversion Date")</u>, into common share in the number | (Mandatory conversion clause)<br><br>6. All Class-D preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date after the last day of the period for making requests for conversion as determined by the Board of Directors, into common share in the number obtained by dividing an amount equivalent to the payment for each | |

| Current provisions of the Articles of Incorporation | Proposed amendment | Reason for the amendment |
| --- | --- | --- |
| obtained by dividing an amount equivalent to the subscription payment for each such Class-D preferred share by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common share on Tokyo Stock Exchange, Inc. on each of the 30 consecutive trading days (excluding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price determined by resolution of the Board of Directors upon the issuance of the Class-D preferred share or (ii) falls below the floor (lower-limit) conversion price determined by resolution of the Board of Directors, each Class-D preferred share shall be converted into the common share in the number obtained by dividing an amount equivalent to the subscription payment for each such Class-D preferred share by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan. | such Class-D preferred share by ¥220.90. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan. | |

2. Additional amendment to the Articles of Incorporation in accordance with the conversion of Class-D preferred shares to common shares

Contents of amendment

(Changes are indicated by underline.)

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be two billion three hundred million (2,300,000,000) shares, which shall consist of two billion seventy million (2,070,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, forty million (40,000,000) shares of Class-D preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be two billion two hundred sixty million (2,260,000,000) shares, which shall consist of two billion seventy million (2,070,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | The Company desires to decrease the total number of shares authorized to be issued in accordance with the conversion of all shares of Class-D preferred share to the shares of common share. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share, shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-D preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share, shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | The Company desires to delete the wording regarding Class-D preferred share in accordance with the conversion of all shares of Class-D preferred share to the shares of common share. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
| --- | --- | --- |
| **CHAPTER II-2. PREFERRED SHARE**<br><br>(Class-D preferred share)<br><br>Article 10-3. The terms of Class-D preferred share to be issued by the Company shall be as set forth below:<br><br>(Class-D preferred dividends)<br><br>1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the shareholders of Class-D preferred share ("Class-D Preferred Shareholders") or the registered pledgees of Class-D preferred share ("Class-D Registered Pledgees"), in preference to Common Shareholders or Common Registered Pledgees, dividends in an amount, not exceeding ¥30 annually per Class-D preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-D preferred share ("Class-D Preferred Dividends"); provided, however, that if Class-D Preferred Interim Dividends as provided for in paragraph 2have been paid during the relevant business year, the amount of such Class-D Preferred Interim Dividends shall be subtracted from the Class-D Preferred Dividends.<br><br>(ii) If the amount of the dividends payable to Class-D Preferred Shareholders or Class-D Registered Pledgees for any business year falls short of the amount of the Class-D Preferred Dividends, the difference shall not accumulate to any subsequent business year therefrom.<br><br>(iii) No dividends exceeding the amount of the Class-D Preferred Dividends shall be paid to Class-D Preferred Shareholders or Class-D Registered Pledgees. | **CHAPTER II-2. PREFERRED SHARE**<br><br>[To be deleted] | The Company desires to delete these articles regarding Class-D preferred share in accordance with the conversion of all shares of Class-D preferred share to the shares of common share. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| (Class-D Preferred Interim Dividends)<br><br>2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to Class-D Preferred Shareholders or Class-D Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees, such amount of money, not exceeding one-half (1/2) of the amount of Class-D Preferred Dividends per Class-D preferred share, as determined by resolution of the Board of Directors upon the issuance of such Class-D preferred share ("Class-D Preferred Interim Dividends").<br><br>(Distribution of residual assets)<br><br>3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per Class-D preferred share to Class-D Preferred Shareholders or Class-D Registered Pledgees, in preference to Common Shareholders or Common Registered Pledgees.<br><br>(ii) Except as provided for above, no residual assets shall be distributed to Class-D Preferred Shareholders or Class-D Registered Pledgees.<br><br>(Voting rights)<br><br>4. Class-D Preferred Shareholders shall be entitled to vote at General Meetings of Shareholders. | [To be deleted] | |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
| --- | --- | --- |
| (Conversion rights)<br><br>5. Class-D Preferred Shareholders may request the conversion of their Class-D preferred share into common share under such terms of conversion during such period for making requests for conversion, as separately determined by resolution of the Board of Directors.<br><br>(Mandatory conversion clause)<br><br>6. All Class-D preferred share with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date as determined by the Board of Directors after the last day of the period for making requests for conversion, into common share in the number obtained by dividing an amount equivalent to the payment for each such Class-D preferred share by ¥220.90. Fractions of one share obtained as a result of calculating the number of common share as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.<br><br>(Application)<br><br>7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to Class-D preferred share. | [To be deleted] | |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| (Class-E preferred share)<br><br>Article 10-4. The terms of Class-E preferred share to be issued by the Company shall be as set forth below: [The rest part is omitted.] | (Class-E preferred share)<br><br>Article 10-3. The terms of Class-E preferred share to be issued by the Company shall be as set forth below:<br>[There is no change in the rest part.] | The Company desires to move up the number of this article in accordance with the deletion of Article 10-3. |
| (Class-F preferred share)<br><br>Article 10-5. The terms of Class-E preferred share to be issued by the Company shall be as set forth below: [The rest part is omitted.] | (Class-F preferred share)<br><br>Article 10-4. The terms of Class-E preferred share to be issued by the Company shall be as set forth below:<br>[There is no change in the rest part.] | The Company desires to move up the number of this article in accordance with the deletion of Article 10-3. |
| (Application)<br><br>6. The provisions of paragraphs 4, 6 and 9 of Article 10 and the provision of paragraph 4 of Article 10-4 hereof shall apply, *mutantis mutandis*, to Class-F preferred share. | (Application)<br><br>6. The provisions of paragraphs 4, 6 and 9 of Article 10 and the provision of paragraph 4 of Article 10-3 hereof shall apply, *mutantis mutandis*, to Class-F preferred share. | The Company desires to amend this article in accordance with the moving up of Article 10-4 to Article 10-3. |
| (Class-G preferred share)<br><br>Article 10-6. The terms of Class-G preferred share to be issued by the Company shall be as set forth below: [The rest part is omitted.] | (Class-G preferred share)<br><br>Article 10-5. The terms of Class-G preferred share to be issued by the Company shall be as set forth below: [There is no change in the rest part.] | The Company desires to move up the number of this article in accordance with the deletion of Article 10-3. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 1 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| (Preference order)<br><br>Article 10-7. The preference order of payment of preferred dividends and preferred interim dividends and distribution of residual assets shall, except for the cumulative unpaid dividends on Class-G preferred share set forth in Article 10-6, paragraph 1, subparagraph (ii), be the same among Class-A preferred share, Class-B preferred share, Class-D preferred share, Class-E preferred share, Class-F preferred share and Class-G preferred share. | (Preference order)<br><br>Article 10-6. The preference order of payment of preferred dividends and preferred interim dividends and distribution of residual assets shall, except for the cumulative unpaid dividends on Class-G preferred share set forth in Article 10-5, paragraph 1, subparagraph (ii), be the same among Class-A preferred share, Class-B preferred share, Class-E preferred share, Class-F preferred share and Class-G preferred share. | The Company desires to move up the number of this article in accordance with the deletion of Article 10-3.<br><br>The Company desires to amend this article in accordance with the moving up of Article 10-6 to Article 10-5.<br><br>The Company desires to delete the wording regarding Class-D preferred share in accordance with the conversion of all shares of Class-D preferred share to the shares of common share. |

3. Additional amendment to the Articles of Incorporation in accordance with the consolidation of common shares, mandatory cancellation of preferred shares and issuance of Class *Koh* shares

(1) Contents of amendment

(Changes are indicated by underline.)

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be two billion two hundred sixty million (2,260,000,000) shares, which shall consist of two billion seventy million (2,070,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be three hundred seven million (307,000,000) shares, which shall consist of two hundred seven million (207,000,000) shares of common share and one hundred million (100,000,000) shares of Class *Koh* share; provided, however, that in case common shares are canceled or Class *Koh* shares are canceled or converted into common shares, the number of common shares so canceled or Class *Koh* shares so canceled or converted into common shares shall be subtracted from the total number of common shares or Class *Koh* shares so authorized. | The Company desires to amend this article in accordance with the consolidation of common shares and the cancellation of all shares of preferred shares, and in preparation of the issuance of Class *Koh* share. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
| --- | --- | --- |
| (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share, shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share and shares of Class *Koh* share of the Company shall be fifty (50) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | The Company desires to amend this article to avoid fluctuation in the number of voting rights of common shareholders, etc. after the consolidation of common shares.<br><br>The Company desires to provide the number of shares constituting one unit (*tan-gen*) of shares in preparation of issuance of Class *Koh* share. |
| **CHAPTER II-2. PREFERRED SHARE**<br><br>(Class-A preferred share)<br><br>Article 10. The terms of Class-A preferred share to be issued by the Company shall be as set forth below:<br><br>[The rest part through Article 10-6 is omitted.] | **CHAPTER II-2. CLASSIFIED SHARE**<br><br>[Article 10 through Article 10-6 shall be deleted.] | The Company desires to delete these articles in accordance with the cancellation of all shares of preferred shares. |
| [Newly established] | (Class *Koh* share)<br><br>Article 10. The terms of Class *Koh* Share to be issued by the Company shall be as set forth below: | The Company desires to establish provisions for the particulars of the Class *Koh* Share in order to prepare for new issuance thereof. |
| | (Dividends)<br><br>1. The Company shall not make any dividends and interim dividends to shareholders who hold Class *Koh* Share ("Class *Koh* Shareholders") and registered pledgees of Class *Koh* Share ("Class *Koh* Registered Pledgees"). | The Company desires to pay no dividends to Class *Koh* Shareholders. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
| --- | --- | --- |
| | (Distribution of residual assets) | |
| | 2.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per one (1) commonshare to shareholders who hold common shares ("Common Shareholders") or registered pledgees of common share ("Common Registered Pledgees") (subject to applicable adjustment in the case of stock split or reverse stock split after the issuance of the Class *Koh* Shares).<br>(ii) In the case where any residual assets remain after the distribution of residual assets as provided above, the Company shall distribute such residual assets to Common Shareholders or Common Registered Pledgees and Class *Koh* Shareholders or Class *Koh* Registered Pledgees in the same priority. | The Company desires to make the distribution of residual assets to Class *Koh* Shareholders after distributing a certain amount of the residual assets to Common Shareholders, and to provide for the amount thereof, as well as to stipulate that Class *Koh* Shareholders are participatory in the distribution of residual assets. |
| | (Voting rights) | |
| | 3. Class *Koh* Shareholders shall be entitled to vote at General Meetings of Shareholders. | The Company desires to grant voting rights to Class *Koh* Shareholders. |
| | (Conversion rights) | |
| | 4. Class *Koh* Shareholders may request the conversion of their Class *Koh* Share into common share under such terms for conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon issuance of such Class *Koh* Share. | The Company desires to grant rights to convert Class *Koh* Share into common share to Class *Koh* Shareholders. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| [Newly established] | (Reverse stock split or stock split and new share subscription rights, etc.)<br><br>Article 10.2 When Company makes reverse stock split or stock split, the company shall make stock split or reverse stock split for both or either common share and Class *Koh* Share and with respect to each kind of shares, at the same time and at an equal ratio.<br>When the Company grants the shareholders rights to subscribe for new shares or share acquisition rights or bonds with share acquisition rights (the "New Share Subscription Rights, etc."), the Company shall grant the new share subscription rights, etc. of common share to Common Shareholders, and the New Share Subscription Rights, etc. of Class *Koh* Share to Class *Koh* Shareholders, at the same time and at an equal ratio, as the case may be. | The Company desires to establish provisions for reverse stock split and stock split and New Share Subscription Rights, etc. to Class *Koh* Shareholders. |
| [Newly established] | (Purchase and cancellation of shares)<br><br>Article 10-3.<br>The Company may, at any time, purchase or cancel all or a portion of one or both of the common shares and/or Class *Koh* Shares, within the limit of the amount set forth in Article 211-3, Paragraph 3 of the Commercial Code of Japan. In this case, shareholders other than those holding shares whose classes are subject to purchase, may not request the Company to purchase their shares whose classes are not subject to purchase. | The Company desires to establish provisions for the purchase and cancellation of both common shares and Class *Koh* Shares. |

(2) Notes

In the case where cancellation of all shares of each A, B, E, F, and G-Class preferred share pursuant to agenda 1 of the extraordinary shareholders meeting become effective after the consolidation of shares of common share pursuant to agenda 2 of the extraordinary shareholders meeting and agenda 1 of the Class shareholders meeting by common shareholders, the contents of Article of Incorporation shall be amended as the proposed amendment set forth below with respect to Section 2 and shall not be amended with respect to Section 2-2 with the effect of the consolidation of shares, thereafter, upon the effect of the cancellation of shares, the Articles of Incorporation shall be amended as the proposed amendment set forth in the (1) proposed additional amendment above with respect to Section 2 and Section 2-2, respectively.

(Changes are indicated by underline.)

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
|---|---|---|
| **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be two billion two hundred sixty million (2,260,000,000) shares, which shall consist of two billion seventy million (2,070,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | **CHAPTER II. SHARES**<br><br>(Total number of shares)<br><br>Article 5. The total number of shares authorized to be issued by the Company shall be three hundred ninety-seven million (397,000,000) shares, which shall consist of two hundred seven million (207,000,000) shares of common share, five million (5,000,000) shares of Class-A preferred share, five million (5,000,000) shares of Class-B preferred share, fifty million (50,000,000) shares of Class-E preferred share, eighty million (80,000,000) shares of Class-F preferred share and fifty million (50,000,000) shares of Class-G preferred share; provided, however, that in case common shares are canceled or preferred shares are canceled or converted into common shares, the number of common shares so canceled or preferred shares so canceled or converted into common shares shall be subtracted from the total number of common shares or preferred shares so authorized. | The Company desires to amend this article in accordance with the consolidation of common shares. |

| Proposed provisions of the Articles of Incorporation after the amendment as described in item 2 above | Proposed additional amendment | Reason for the amendment |
| --- | --- | --- |
| (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share, shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | (Number of shares constituting one unit (*tan-gen*) of shares and non-issuance of certificates for shares constituting less than one unit)<br><br>Article 6. The number of shares constituting one unit (*tan-gen*) of shares of common share <u>of the Company shall be fifty (50) shares, and the number of shares constituting one unit (*tan-gen*) of</u> shares of Class-A preferred share, shares of Class-B preferred share, shares of Class-E preferred share, shares of Class-F preferred share and shares of Class-G preferred share of the Company shall be five hundred (500) shares.<br><br>The Company shall not issue any share certificate representing any number of shares constituting less than one unit (*tan-gen*), unless otherwise provided for in the Share Handling Regulations. | The Company desires to amend this article to avoid fluctuation in the number of voting rights of common shareholders, etc. after the consolidation of common shares. |